# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CLS Holdings USA, Inc., CIK 0001522222
CUSIP: 12565J308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 516 S. 4TH STREET, 516 S. 4TH STREET, LAS VEGAS, Nevada (NV), 89101
Date of event which requires filing of this statement: 02/22/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001800329-22-000004
Filed by CIK 0001800329

## Reporting persons
- Tribeca Investment Partners Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CLS Holdings USA, Inc.
Address of issuer's principal executive offices: 516 S. 4TH STREET, 516 S. 4TH STREET, LAS VEGAS, NEVADA, 89101.

## Item 2. Person Filing
Name of person filing: Tribeca Investment Partners Pty Ltd
Address of principal business office or, if none, residence: Level 23, 1 OConnell Street, Sydney NSW 2000, Australia
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Manager

## Item 4. Ownership
Amount beneficially owned:
This Form 13G/A is being filed by Tribeca Investment Partners Pty Ltd (Investment Manager) on behalf of itself and Tribeca Global Natural Resources Fund, Tribeca Global Natural Resources Limited, and Tribeca Segregated Portfolio Company on behalf and for the account Tribeca Global Natural Resources Segregated Portfolio (Funds). Tribeca Investment Partners Pty Ltd disclaims, for the purposes of Section 13 of the Securities Exchange Act of 1934, beneficial ownership of such securities, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that the Investment Manager, is the beneficial owner of such securities for the purposes of Section 13 or for any other purposes.

On February 22, 2024 (Effective Date), the Investment Manager and the Issuer entered into a Redemption Agreement for the Investment Manager to dispose of 13,174,402 Common Shares, 454,548 Warrants expiring December 31, 2024, and certain Second Amended and Restated Unsecured Debentures held by the Funds (Transaction). The Transaction was completed subsequent to the Effective Date.

Immediately before the Transaction, 13,174,402 Common Shares accounted for 9.57% of the total issued shares of the Issuer. Immediately after the Transaction, the Investment Manager and/or the Funds have ceased to be the beneficial owner of more than 5 percent of the class of securities of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Tribeca Investment Partners Pty Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Tribeca Investment Partners Pty Ltd: Ken Liu, Compliance Manager (05/07/2024)